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As filed with the Securities and Exchange Commission on June 18, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

SABA SOFTWARE, INC.
(Name of Subject Company (Issuer))

SABA SOFTWARE, INC.
(Name of Filing Person (Offeror))

Certain Options Under the Saba Software, Inc. 1997 Stock Incentive Plan, as amended, and the Saba Software, Inc. 2000 Stock Incentive Plan
to Purchase Common Stock, par value $0.001 per share
(Title of Class of Securities)

7372
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Geno Tolari
President and Chief Executive Officer
2400 Bridge Parkway
Redwood Shores, CA 94065
(650) 696-3840
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:
Paul 'Chip' L. Lion III, Esq.
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304-1018
(650) 813-5600

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$40,816,650	$3,755**

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase up to 4,715,541 shares of common stock of Saba Software, Inc. having an aggregate value of $40,816,650 as of June 18, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

**
$3,650 previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

      ☐    third party tender offer subject to Rule 14d-1.
      ☒    issuer tender offer subject to Rule 13e-4.
      ☐    going-private transaction subject to Rule 13e-3.
      ☐    amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

        This Amendment No. 2 to the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") is being filed by Saba Software, Inc. and relates to our offer to exchange certain options to purchase shares of our common stock, par value $0.001 per share, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated June 3, 2002, as amended by Amendment No. 1 and this Amendment No. 2 and attached as Exhibit (a)(1) (as amended from time to time, the "Offer to Exchange"). The information in the Offer to Exchange is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

(a)    Financial Information

  (1)
  Reference is made pages 38 to 58 of Saba's Annual Report on Form 10-K for its fiscal year ended May 31, 2001, which is hereby incorporated by reference.

  (2)
  Reference is made pages 3 to 7 of Saba's Quarterly Report on Form 10-Q for its quarter ended February 28, 2002, which is hereby incorporated by reference.

  (3)
  Ratio of earnings to fixed charges(a)

  (4)
  Book value per share(b)

Year Ended May 31,
2001	2000
$0.61	$1.58

(b)    Pro forma information

        Not applicable.

(c)    Summary information

  (1)
  Summarized financial information (in thousands)

	As of
		May 31,
	February 28, 2002
		2001	2000
Current assets	$35,023	$54,818	$89,880
Non current assets	15,852	13,293	7,825
Current liabilities	20,772	35,862	24,790
Noncurrent liabilities	3,525	4,290	4,211
	Nine Months Ended February 28,		Year Ended May 31,
	2002	2001	2001	2000
Revenues	$40,866	$37,594	$53,076	$17,992
Gross profit	29,171	21,424	31,435	8,972
Loss from operations	(21,503)	(54,618)	(65,458)	(55,472)
Net loss	(21,679)	(52,344)	(62,791)	(54,441)

  (2)
  Loss per share from continuing operations

	Nine Months Ended February 28,		Year Ended May 31,
	2002	2001	2001	2000
Basic	$(0.47)	$(1.24)	$(1.49)	$(2.94)
Diluted	(0.47)	(1.24)	(1.49)	(2.94)
  (3)
  Loss per share

	Nine Months Ended February 28,		Year Ended May 31,
	2002	2001	2001	2000
Basic	$(0.47)	$(1.24)	$(1.49)	$(2.94)
Diluted	(0.47)	(1.24)	(1.49)	(2.94)
  (4)
  Ratio of earnings to fixed charges(a)

  (5)
  Book value per share(b)

As of
February 28,		May 31,
2002	2001	2001	2000
$0.55	$0.71	$0.61	$1.58
  (6)
  Not applicable.

(a)
Ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest, amortization of original issue discount and debt issuance costs, as applicable) and the estimated portion of operating lease rental expense that represents the interest factor. For the nine months ended February 28, 2002 and 2001 and the years ended May 31, 2001 and 2000, there was a deficiency of earnings available to cover fixed charges amounting to $23.2 million, $53.8 million, $64.9 million and $55.7 million, respectively.

(b)
Book value per share is computed by dividing total common shareholders' equity by the actual common shares outstanding as of the date indicated.

Item 12. Exhibits.

(a)	(1)		Offer to Exchange, dated June 3, 2002, as amended as of June 12, 2002 and June 18, 2002
	(2)		Form of Letter of Transmittal
	(3)	*	Form of Email to Eligible Option Holders
	(4)	*	Form of Letter of Withdrawal
	(5)	*	Form of Email Accompanying Distribution of the Offer
	(6)	*	Form of Confirmation of Receipt of Letter of Transmittal
	(7)	*	Form of Reminder of Approaching Expiration of Option Period
	(8)	*	Form of Email to Tendering Option Holders Reporting Results of Option Exchange Program
	(9)	*	Saba Software, Inc. Annual Report on Form 10-K for its fiscal year ended May 31, 2001, filed with the Securities and Exchange Commission on August 29, 2001 and incorporated herein by reference
	(10)	*	Saba Software, Inc. Quarterly Report on Form 10-Q for its quarter ended February 28, 2002, filed with the Securities and Exchange Commission on April 15, 2002 and incorporated herein by reference
	(11)	**	Presentation to employees of Saba Software, Inc., dated June 12, 2002
(b)	Not applicable.
(d)	(1)	*	Saba Software, Inc. 1997 Stock Incentive Plan, as amended
	(2)	*	Saba Software, Inc. 2000 Stock Incentive Plan
	(3)	*	Form of Option Agreement Pursuant to the Saba Software, Inc. 1997 Stock Incentive Plan, as amended
	(4)	*	Form of Option Agreement Pursuant to the Saba Software, Inc. 2000 Stock Incentive Plan
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed as an exhibit to the Schedule TO filed on June 3, 2002.

**
Previously filed as an exhibit to Amendment No. 1 to Schedule TO dated June 12, 2002.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

SABA SOFTWARE, INC.
/s/ Ronald Kisling Ronald Kisling Chief Financial Officer

Date: June 18, 2002

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated June 3, 2002, as amended as of June 12, 2002 and June 18, 2002
(a)(2)	Form of Letter of Transmittal
(a)(3)*	Form of Email to Eligible Option Holders
(a)(4)*	Form of Letter of Withdrawal
(a)(5)*	Form of Email Accompanying Distribution of the Offer
(a)(6)*	Form of Confirmation of Receipt of Letter of Transmittal
(a)(7)*	Form of Reminder of Approaching Expiration of Option Period
(a)(8)*	Form of Email to Tendering Option Holders Reporting Results of Option Exchange Program
(a)(9)*	Saba Software, Inc. Annual Report on Form 10-K for its fiscal year ended May 31, 2001, filed with the Securities and Exchange Commission on August 29, 2001 and incorporated herein by reference
(a)(10)*	Saba Software, Inc. Quarterly Report on Form 10-Q for its quarter ended February 28, 2002, filed with the Securities and Exchange Commission on April 15, 2002 and incorporated herein by reference
(a)(11)**	Presentation to employees of Saba Software, Inc., dated June 12, 2002
(d)(1)*	Saba Software, Inc. 1997 Stock Incentive Plan, as amended.
(d)(2)*	Saba Software, Inc. 2000 Stock Incentive Plan
(d)(3)*	Form of Option Agreement Pursuant to the Saba Software, Inc. 1997 Stock Incentive Plan, as amended
(d)(4)*	Form of Option Agreement Pursuant to the Saba Software, Inc. 2000 Stock Incentive Plan.

*
Previously filed as an exhibit to the Schedule TO filed on June 3, 2002.

**
Previously filed as an exhibit to Amendment No. 1 to Schedule TO dated June 12, 2002.

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Item 10. Financial Statements.
Item 12. Exhibits.